UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 10, 2023

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2023 to 30 June 2023

10 August 2023

Novo Nordisk's sales increased by 29% in Danish kroner and by 30% at constant exchange rates to DKK 107.7 billion in the first six months of 2023

•Operating profit increased by 30% in Danish kroner and by 32% at constant exchange rates (CER) to DKK 48.9 billion.
•Sales in North America Operations increased by 45% in Danish kroner (44% at CER). Sales in International Operations increased by 14% in Danish kroner (17% at CER).

•Sales within Diabetes and Obesity care increased by 36% in Danish kroner to DKK 99.0 billion (37% at CER), mainly driven by GLP-1 diabetes sales growth of 49% in Danish kroner (50% at CER) and Obesity care growing by 158% in Danish Kroner to DKK 18.1 billion (157% at CER). Rare disease sales decreased by 18% in both Danish kroner and CER reflecting a temporary reduction in manufacturing output.

•In August 2023, Novo Nordisk announced that semaglutide 2.4 mg statistically significantly reduced the risk of major adverse cardiovascular events in the SELECT cardiovascular outcomes trial. Further, the phase 3 obesity trials OASIS 1 and STEP HFpEF were successfully completed.
•For the 2023 outlook, sales and operating profit growth at CER are now expected to be 27-33% and 31-37%, respectively. Sales and operating profit growth reported in Danish kroner are expected to be 6 and 9 percentage points lower than at CER, respectively.

PROFIT AND LOSS	H1 2023	H1 2022	Growth as reported	Growth at CER*
DKK million
Net sales	107,667	83,296	29%	30%
Operating profit	48,895	37,538	30%	32%

Net profit	39,242	27,528	43%	N/A
Diluted earnings per share (in DKK)	17.41	12.08	44%	N/A
* CER: Constant exchange rates (average 2022).

Lars Fruergaard Jørgensen, president and CEO: "We are very pleased with the sales growth in the first half of 2023. The growth is driven by increasing demand for our GLP-1-based diabetes and obesity treatments, and we are serving more patients than ever before. The performance in the first six months has enabled us to raise the outlook for the full year. Within R&D, we are very excited about the results from the SELECT trial. Obesity is a serious chronic disease associated with many comorbidities and the results from SELECT demonstrate that comorbidities associated with the condition can be significantly reduced by treating people with semaglutide.

On 10 August 2023 at 13.00 CEST, corresponding to 07.00 am EDT, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Alle 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 2 of 32
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Performance highlights for the first six months of 2023 (blue indicates second quarter developments)

PERFORMANCE HIGHLIGHTS

Purpose and sustainability (ESG)
Progress towards zero environmental impact:
–Carbon emissions from operations and transportation decreased by 28% compared to first half of 2019 (decreased by 10% compared to 2022)
Adding value to society:
–Medical treatment provided to 39.1 million people living with diabetes (net increase of 4 million people)
–Reaching more than 45,000 children in Changing Diabetes® in Children programme

–Human insulin with more flexible storage without refrigeration now approved in 23 countries

Being recognised as a sustainable employer:
–Share of women in senior leadership positions has increased to 40% from 38% end of June 2022

Innovation and therapeutic focus
Further raise innovation bar for diabetes treatment:
–Regulatory submission of once-weekly insulin icodec in the EU, the US and China
–Successful completion of phase 3 trial with higher doses of oral semaglutide
–Completion of phase 2 trial and first cohorts of phase 1 trial with GLP-1 and GIP combinations

Develop superior treatment solutions for obesity:
–Phase 3a trials REDEFINE 2 and 3 initiated with CagriSema in people with obesity
–Successful completion of phase 3 trial with 50 mg of oral semaglutide

–Successful completion of SELECT cardiovascular outcomes trial
–Successful completion of STEP HFpEF phase 3 trial
–Acquisition of Inversago Pharma

Strengthen and progress Rare disease pipeline:
–Somapacitan approved in the US, EU and Japan for the treatment of growth hormone deficiency in children
–Complete Response Letter received for concizumab in the US

Establish presence in other serious chronic diseases:
–Phase 1 trials initiated with cell therapy treatment in heart failure and Parkinson's disease

Commercial execution
Strengthen diabetes leadership to more than one-third: –Diabetes value market share increased by 1.7 percentage points to 32.7% (MAT)
More than DKK 25 billion in Obesity sales by 2025:
–Obesity care sales increased by 157% (CER) to DKK 18.1 billion

Secure a sustained growth outlook for Rare Disease:
–Rare disease sales decreased by 18% at (CER) at DKK 8.7 billion

Financials
Deliver solid sales and operating profit growth: –Sales growth at 30% (CER) –Operating profit growth of 32% (CER)
Drive operational efficiencies:
–Operational leverage reflecting sales growth

Enable attractive capital allocation to shareholders:
–Free cash flow of DKK 45.5 billion
–DKK 32.3 billion returned to shareholders

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 3 of 32
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR THE FIRST SIX MONTHS OF 2023

PROFIT AND LOSS	H1 2023	H1 2022	% change H1 2023 to H1 2022	% change H1 2023 to H1 2022 at CER
(Amounts are in DKK million, except for earnings per share)

Net sales	107,667	83,296	29%	30%

Gross profit	91,629	70,310	30%	32%
Gross margin	85.1%	84.4%

Sales and distribution costs	(26,754)	(21,023)	27%	28%
Percentage of sales	24.8%	25.2%

Research and development costs	(13,855)	(10,329)	34%	34%
Percentage of sales	12.9%	12.4%

Administrative costs	(2,143)	(1,961)	9%	10%
Percentage of sales	2.0%	2.4%

Other operating income and expenses	18	541	(97%)	(96%)

Operating profit (EBIT)	48,895	37,538	30%	32%
Operating margin	45.4%	45.1%

Financial items (net)	96	(2,824)	(103%)	N/A

Profit before income taxes	48,991	34,714	41%	N/A

Income taxes	(9,749)	(7,186)	36%	N/A
Effective tax rate	19.9%	20.7%

Net profit	39,242	27,528	43%	N/A
Net profit margin	36.4%	33.0%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	3,896	3,286	19%	N/A
Capital expenditure (PP&E)	10,571	3,955	167%	N/A
Net cash generated from operating activities	58,391	47,547	23%	N/A
EBITDA	52,791	40,824	29%	31%
Free cash flow	45,537	42,725	7%	N/A

Average number of diluted shares outstanding (million)	2,253.9	2,279.7	(1%)	N/A
Diluted earnings per share / ADR (in DKK)	17.41	12.08	44%	N/A

Full-time equivalent employees end of period	59,337	50,816	17%	N/A

These unaudited consolidated financial statements for the first six months of 2023 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and additional Danish disclosure requirements for listed companies.
The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2022 of Novo
Nordisk. As of 23 May 2023, the International Accounting Standards Board (IASB) issued amendments to IAS 12 Income Taxes. Novo Nordisk has assessed the impact from the tax reform as immaterial.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 4 of 32
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 29% measured in Danish kroner and by 30% at CER in the first six months of 2023, driven by Diabetes care sales growth of 24% (CER) and Obesity care sales growth of 157% (CER). Rare disease sales decreased by 18% (CER). Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies.

Sales split per therapy	Sales H1 2023 DKK million	Sales H1 2022 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Injectable GLP-1	46,392	32,416	43%	44%	57%
- Ozempic®	41,741	26,384	58%	59%	62%
- Victoza®	4,651	6,032	(23%)	(22%)	(5%)
Rybelsus®	8,344	4,235	97%	98%	16%

Total GLP-1	54,736	36,651	49%	50%	73%

Long-acting insulin[1]	7,487	8,900	(16%)	(14%)	(5%)

Premix insulin[2]	5,232	5,513	(5%)	(3%)	(1%)

Fast-acting insulin[3]	7,999	8,729	(8%)	(7%)	(2%)

Human insulin	3,979	4,163	(4%)	0%	0%

Total insulin	24,697	27,305	(10%)	(7%)	(8%)

Other Diabetes care[4]	1,396	1,714	(19%)	(19%)	(2%)

Total Diabetes care	80,829	65,670	23%	24%	63%

Wegovy®	12,081	2,585	367%	363%	37%
Saxenda®	6,067	4,460	36%	38%	7%

Total Obesity care	18,148	7,045	158%	157%	44%

Diabetes and Obesity care total	98,977	72,715	36%	37%	107%

Rare disease segment
Rare blood disorders[5]	5,885	5,940	(1%)	(1%)	0%

Rare endocrine disorders[6]	2,030	3,743	(46%)	(46%)	(7%)

Other Rare disease[7]	775	898	(14%)	(11%)	0%

Rare disease total	8,690	10,581	(18%)	(18%)	(7%)

Total sales	107,667	83,296	29%	30%	100%

1) Comprises Tresiba®, Xultophy® and Levemir®.
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
6) Primarily Norditropin® and Sogroya®
7) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 5 of 32
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 23% measured in Danish kroner and by 24% at CER to DKK 80,829 million driven by growth of GLP-1-based products. Novo Nordisk has improved the global diabetes value market share over the last 12 months to 32.7% from 31.0% in line with the aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one-third in 2025. The market share increase was driven by market share gains in both North America Operations and International Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from May 2022 and May 2023 provided by the independent data provider IQVIA. EMEA covers Europe, the Middle East and Africa; Region China covers mainland China, Hong Kong and Taiwan; Rest of World covers all other countries except for North America.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	May	May	Sales H1 2023 DKK million	Growth at CER
	2023	2022

Global	32.7%	31.0%	80,829	24%
North America Operations	34.2%	32.8%	41,379	28%
- The US	33.8%	32.7%	37,505	25%
International Operations	27.1%	25.8%	39,450	20%
- EMEA *	29.6%	29.1%	20,114	21%
- Region China **	31.8%	33.0%	8,445	11%
- Rest of World ***	21.4%	17.6%	10,891	27%

Source: IQVIA, May 2023 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

GLP-1 therapy for type 2 diabetes
Sales of GLP-1 products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 49% measured in Danish kroner and by 50% at CER to DKK 54,736 million. The estimated global GLP-1 share of total diabetes prescriptions has increased to 5.4% compared with 3.7% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 54.1% value market share.

GLP-1, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1, sales development

	May	May	Sales H1 2023 DKK million	Growth at CER
	2023	2022

Global	54.1%	54.8%	54,736	50%
North America Operations	52.4%	53.8%	35,794	44%
- The US	51.4%	52.9%	32,454	39%
International Operations	67.0%	61.3%	18,942	62%
- EMEA *	62.0%	59.4%	10,407	55%
- Region China **	71.1%	62.7%	3,118	97%
- Rest of World ***	78.8%	66.2%	5,417	58%

Source: IQVIA, May 2023 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk GLP-1 sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area. Note: the estimated GLP-1 share of prescriptions is based on volume packs from IQVIA. Volume packs are converted into full-year patients/prescriptions based on WHO assumptions for average daily doses or if not available, Novo Nordisk assumptions.

Rybelsus® sales increased by 97% measured in Danish kroner and by 98% at CER to DKK 8,344 million. Sales growth was driven by North America Operations as well as EMEA and Rest of World.

Ozempic® sales increased by 58% measured in Danish kroner and by 59% at CER to DKK 41,741 million. Sales growth was driven by both North America Operations and International Operations. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across geographies.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 6 of 32
Victoza® sales decreased by 23% measured in Danish kroner and by 22% at CER to DKK 4,651 million as the GLP-1 market is moving towards once-weekly and tablet-based treatments. The sales decline was driven by North America Operations.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 45% measured in Danish kroner and by 44% at CER. Wholesaler inventory movements in the US positively impacted sales growth. Novo Nordisk is the market leader with a 52.4% value market share compared to 53.8% 12 months ago. The estimated GLP-1 share of total diabetes prescriptions has increased to 13.3% compared with 9.0% 12 months ago.

Sales of GLP-1 in the US increased by 39% at CER. The sales increase was driven by continued uptake of Ozempic® and Rybelsus®, partially offset by declining Victoza® sales. GLP-1 sales growth was negatively impacted by rebate enhancements as well as unfavourable channel and payer mix.

Sales growth in the US is driven by a prescription volume growth of the GLP-1 class above 60% in the second quarter of 2023 compared to the second quarter of 2022. The combined Novo Nordisk GLP-1 new-to-brand prescription market share is now 62.3% driven by Ozempic® with 52.4% and Rybelsus® with 7.3%. Novo Nordisk is the market leader with 55.4% measured by total monthly prescriptions for the combined GLP-1 portfolio.

International Operations
Sales of GLP-1 diabetes products in International Operations increased by 58% measured in Danish kroner and by 62% at CER. Sales growth is driven by all geographical areas. The estimated GLP-1 share of total diabetes prescriptions has increased to 3.5% compared with 2.5% 12 months ago. Novo Nordisk is the market leader with a value market share of 67.0% compared to 61.3% 12 months ago.

EMEA
Sales in EMEA increased by 53% measured in Danish kroner and by 55% at CER. The sales growth reflects the uptake of Ozempic® and Rybelsus®, partially offset by lower sales of Victoza®. Novo Nordisk remains the market leader in EMEA with a value market share of 62.0%. The estimated GLP-1 share of total diabetes prescriptions has increased to 4.8% compared with 3.6% 12 months ago.

Region China
Sales in Region China increased by 86% measured in Danish kroner and by 97% at CER. The sales growth reflects the uptake of Ozempic®. The GLP-1 share of total diabetes prescriptions has increased to 3.0% compared with 1.6% 12 months ago. Novo Nordisk is the market leader in Region China with a value market share of 71.1%.

Rest of World
Sales in Rest of World increased by 54% measured in Danish kroner and by 58% at CER. The sales growth reflects increased sales of Rybelsus® and Ozempic®, partially offset by Victoza®. Novo Nordisk remains the market leader with a value market share of 78.8%. The estimated GLP-1 share of total diabetes prescriptions has increased to 2.1% compared with 1.5% 12 months ago.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 7 of 32
Insulin
Sales of insulin decreased by 10% measured in Danish kroner and by 7% at CER to DKK 24,697 million. Sales decline at CER was driven by declining sales in the US, Region China and EMEA.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	May	May	Sales H1 2023 DKK million	Growth at CER
	2023	2022

Global	45.7%	47.1%	24,697	(7%)
North America Operations	37.9%	38.4%	5,284	(25%)
- The US	37.5%	37.9%	4,778	(26%)
International Operations	48.5%	50.3%	19,413	(2%)
- EMEA *	47.1%	47.8%	9,383	(1%)
- Region China **	43.3%	50.4%	4,783	(11%)
- Rest of World ***	57.8%	57.1%	5,247	9%

Source: IQVIA, May 2023 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

North America Operations
Sales of insulin in North America Operations decreased by 24% measured in Danish kroner and by 25% at CER. The sales decrease in the US was driven by lower realised prices due to channel and payer mix and rebate enhancements as well as a decline in volume with the US insulin volume market declining 3% compared to the first six months of 2022. Novo Nordisk has a volume market share of 37.5% of the total US insulin market.

International Operations
Sales of insulin in International Operations decreased by 4% measured in Danish kroner and by 2% at CER. The sales decline at CER was driven by lower insulin sales in Region China due to the implementation of Volume Based Procurement in May 2022 as well as lower sales in EMEA.

EMEA
Sales of insulin in EMEA decreased by 2% measured in Danish kroner and by 1% at CER. The sales decline at CER was driven by long-acting insulin, pre-mix insulin and fast-acting insulin, partially countered by human insulin. Novo Nordisk has a volume market share of 47.1% of the total insulin market.

Region China
Sales of insulin in Region China decreased by 16% measured in Danish kroner and by 11% at CER. The sales decline was driven by all insulin products due to the implementation of Volume Based Procurement from May 2022 except for Ryzodeg® and Xultophy®. Novo Nordisk has a volume market share of 43.3% of the total insulin market.

Rest of World
Sales of insulin in Rest of World increased by 3% measured in Danish kroner and by 9% at CER. The sales growth at CER was driven by human insulin, long-acting insulin and fast-acting insulin, partially countered by premix insulin. Novo Nordisk has a volume market share of 57.8% of the total insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 8 of 32
Obesity care, sales development
Sales of Obesity care products, Wegovy® and Saxenda®, increased by 158% measured in Danish kroner and by 157% at CER to DKK 18,148 million. Sales growth was driven by both North America Operations and International Operations. Wegovy® has been launched in the US, Denmark, Norway and Germany. The volume growth of the global branded obesity market was 75.9%.

Obesity care, development per geographical area	Global branded obesity market growth (Volume, MAT)	Obesity care, sales development

	May	Sales H1 2023 DKK million	Growth at CER
	2023

Global	75.9%	18,148	157%
North America Operations	79.9%	14,159	207%
- The US	87.8%	13,906	216%
International Operations	71.4%	3,989	66%
- EMEA	101.6%	2,640	79%
- Region China	N/A	100	33%
- Rest of World	40.2%	1,249	47%

Source: IQVIA, May 2023 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

Wegovy® sales increased by 367% measured in Danish kroner and by 363% at CER to DKK 12,081 million. Sales of Saxenda® increased by 36% measured in Danish kroner and by 38% at CER to DKK 6,067 million.

North America Operations
Sales of Obesity care products in North America Operations increased by 210% measured in Danish kroner and by 207% at CER to DKK 14,159 million. Sales of Wegovy® increased by 350% measured in Danish kroner and by 344% at CER to DKK 11,621 million reflecting the commercial relaunch in January 2023. Demand for Wegovy® exceeds supply and to safeguard continuity of care, the supply of the lower Wegovy® dose strengths in the US was reduced in May 2023. Broad commercial formulary access has been achieved. Sales of Saxenda® increased by 28% measured in Danish kroner and by 27% at CER to DKK 2,538 million. The volume growth of the branded obesity market in the US was 87.8%.

International Operations
Sales of Obesity care products in International Operations increased by 61% measured in Danish kroner and by 66% at CER to DKK 3,989 million driven by increased sales in EMEA and Rest of World. Sales of Saxenda® in International Operations increased by 42% measured in Danish kroner and by 47% at CER to DKK 3,529 million and sales of Wegovy® reached DKK 460 million. Wegovy® has been launched in three countries in International Operations. The volume growth of the branded obesity market in International Operations was 71.4%.

EMEA
Sales of Obesity care products in EMEA increased by 74% measured in Danish kroner and by 79% at CER. The volume growth of the branded obesity market in EMEA was 101.6%.

Rest of World
Sales of Saxenda® in Rest of World increased by 41% measured in Danish kroner and by 47% at CER. The volume growth of the branded obesity market in Rest of World was 40.2%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 9 of 32
Rare disease, sales development
Rare disease sales decreased by 18% in both Danish kroner and CER to DKK 8,690 million. Sales of rare blood disorder products decreased by 1% in both Danish kroner and CER to DKK 5,885 million driven by NovoSeven®, partially offset by the launch products in haemophilia A and B. Sales of rare endocrine disorder products decreased by 46% in both Danish kroner and CER to DKK 2,030 million reflecting a temporary reduction in manufacturing output. Novo Nordisk has a value market share of 29.5% (MAT) in the global human growth disorder market.

Rare disease, development per geographical area	Rare disease, sales development

	Sales H1 2023 DKK million	Growth at CER

Global	8,690	(18%)
North America Operations	3,422	(18%)
- The US	3,120	(19%)
International Operations	5,268	(17%)
- EMEA	2,844	(18%)
- Region China	383	35%
- Rest of World	2,041	(23%)

North America Operations
Rare disease sales in North America Operations decreased by 17% measured in Danish kroner and by 18% at CER. The sales decline was driven by lower sales of rare endocrine disorder products decreasing by 44% measured in Danish kroner and by 45% at CER reflecting a temporary reduction in manufacturing output and lower realised prices in the US. Sales of rare blood disorders products decreased by 3% measured in Danish kroner and by 4% at CER driven by lower sales of NovoSeven®, partially countered by sales of haemophilia A and B products.

International Operations
Rare disease sales in International Operations decreased by 18% measured in Danish kroner and by 17% at CER. The sales decline was driven by lower sales of rare endocrine disorder products decreasing by 47% in both Danish kroner and CER reflecting a temporary reduction in manufacturing output. Sales of rare blood disorder products increased by 1% measured in Danish kroner and by 2% at CER driven by haemophilia A and B products, partially countered by NovoSeven®.

EMEA
Rare disease sales decreased by 18% in both Danish kroner and CER driven by a decrease of rare endocrine disorder products by 71% measured in Danish kroner and by 72% at CER reflecting a temporary reduction in manufacturing output. Sales of rare blood disorder products increased by 12% measured in Danish kroner and by 13% at CER, primarily driven by NovoSeven® and haemophilia A products.

Region China
Rare disease sales increased by 29% measured in Danish kroner and by 35% at CER driven by sales of both rare blood disorder products, especially haemophilia A following the launch of NovoEight®, and rare endocrine disorder products.

Rest of World
Rare disease sales decreased by 23% in both Danish kroner and CER. The sales decline was driven by sales of rare blood disorder products. Sales of rare blood disorder products decreased by 21% in both Danish kroner and CER driven by NovoSeven® and haemophilia A products. Sales of rare endocrine disorder products decreased by 29% measured in Danish kroner and by 28% at CER reflecting a temporary reduction in manufacturing output.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 10 of 32
FINANCIALS
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 29% measured in Danish kroner and by 30% at CER to DKK 107,667 million in the first six months of 2023. Wholesaler inventory movements in the US positively impacted sales growth. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. Sales in North America Operations increased by 45% measured in Danish kroner and by 44% at CER. Sales in International Operations increased by 14% measured in Danish kroner and by 17% at CER.

Sales split per geographical area	Sales H1 2023 DKK million	Growth as reported	Growth at CER	Share of growth at CER

North America Operations	58,960	45%	44%	71%
- The US	54,531	44%	42%	63%

International Operations	48,707	14%	17%	29%
- EMEA	25,598	18%	19%	16%
- Region China	8,928	6%	12%	4%
- Rest of World	14,181	14%	18%	9%

Total sales	107,667	29%	30%	100%

North America Operations
Sales in North America Operations increased by 45% measured in Danish kroner and by 44% at CER. Wholesaler inventory movements in the US positively impacted sales growth. The sales increase reflects GLP-1 diabetes sales growing by 44% at CER and Obesity care sales growing by 207% at CER. This was partially offset by insulin sales decreasing by 25% at CER driven by lower realised prices due to channel and payer mix, rebate enhancements as well as a decline in volume. Rare disease sales decreased by 18% at CER reflecting a temporary reduction in manufacturing output.

International Operations
Sales in International Operations increased by 14% measured in Danish kroner and by 17% at CER. Sales growth was driven by GLP-1 sales growing by 62% at CER and Obesity care sales growing by 66% at CER, partially countered by insulin sales decreasing by 2% at CER and Rare disease sales decreasing by 17% at CER reflecting a temporary reduction in manufacturing output.

EMEA
Sales in EMEA increased by 18% measured in Danish kroner and by 19% at CER. Sales growth was driven by Diabetes care growing by 21% at CER driven by increased GLP-1 sales, partially countered by decreased insulin sales. Obesity care sales increased by 79% at CER and Rare disease sales decreased by 18% at CER.

Region China
Sales in Region China increased by 6% measured in Danish kroner and by 12% at CER. The sales increase at CER was driven by GLP-1 sales growing by 97% at CER, partially countered by insulin sales declining by 11% at CER. Insulin sales were negatively impacted by the implementation of Volume Based Procurement from May 2022. Other diabetes care sales decreased by 17% at CER. Rare disease sales increased by 35% at CER.

Rest of World
Sales in Rest of World increased by 14% measured in Danish kroner and by 18% at CER. Sales growth was driven by Diabetes care growing by 27% at CER, reflecting increased GLP-1 and insulin sales, Obesity care sales growing by 47% at CER and Rare disease decreasing by 23% at CER.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 11 of 32
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 24% measured in Danish kroner and by 23% at CER to DKK 16,038 million, resulting in a gross margin of 85.1% measured in Danish kroner compared with 84.4% in 2022. The increase in gross margin reflects a positive product mix, driven by increased sales of GLP-1-based treatments and a positive currency impact. This is partially countered by costs related to ongoing capacity expansions and lower realised prices mainly in the US and Region China.

Sales and distribution costs increased by 27% measured in Danish kroner and by 28% at CER to DKK 26,754 million. The increase in costs is driven by both North America Operations and International Operations. In North America Operations, the cost increase is driven by the relaunch of Wegovy® and promotional activities for Ozempic®. In International Operations, the cost increase is mainly related to promotional activities for Rybelsus® as well as Obesity care market development activities. The increase in sales and distribution costs is impacted by adjustments to legal provisions.

Research and development costs increased by 34% in both Danish kroner and at CER to DKK 13,855 million reflecting increased late-stage clinical trial activity and increased early research activities compared to the first six months of 2022. The acquisition of Forma Therapeutics Inc. in 2022 also impacted the costs.

Administration costs increased by 9% measured in Danish kroner and by 10% at CER to DKK 2,143 million.

Other operating income and expenses (net) was DKK 18 million compared with DKK 541 million in 2022, driven by lower income from partnerships related to Dicerna Pharmaceuticals Inc.

Operating profit increased by 30% measured in Danish kroner and by 32% at CER to DKK 48,895 million reflecting the sales growth.

Financial items (net) showed a net gain of DKK 96 million compared with a net loss of DKK 2,824 million in 2022.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net gain of DKK 133 million compared with a net loss of DKK 1,995 million in 2022.

As per the end of June 2023, a positive market value of financial contracts of approximately DKK 1.8 billion has been deferred for recognition later in 2023 and 2024.

The effective tax rate was 19.9% in the first six months of 2023 compared with an effective tax rate of 20.7% in the first six months of 2022.

Net profit increased by 43% to DKK 39,242 million and diluted earnings per share increased by 44% to DKK 17.41.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 12 of 32
KEY DEVELOPMENTS IN THE SECOND QUARTER OF 2023
Sales in the second quarter of 2023 increased by 32% measured in Danish kroner and by 36% at CER compared to the same period in 2022. Operating profit increased by 30% measured in Danish kroner and by 37% at CER. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. Please refer to appendix 1 for an overview of the quarterly numbers in DKK and to appendix 6 for additional details on sales in the second quarter of 2023.

Sales split per geographical area	Sales Q2 2023 DKK million	Growth as reported	Growth at CER	Share of growth at CER

North America Operations	29,663	43%	47%	65%
- The US	27,209	42%	45%	58%
International Operations	24,637	20%	25%	35%
- EMEA	12,856	18%	20%	15%
- Region China	4,467	25%	35%	9%
- Rest of World	7,314	20%	27%	11%

Total sales	54,300	32%	36%	100%

The increased global sales of 36% at CER were driven by Diabetes and Obesity care sales as GLP-1 diabetes sales increased by 50% at CER, Obesity care sales increased by 188% at CER, partially offset by insulin sales decreasing by 4% at CER and Rare disease sales decreasing by 20% at CER.

North America Operations
Sales in North America Operations increased by 43% measured in Danish kroner and by 47% at CER. Sales growth was driven by GLP-1 growing by 40% at CER and Obesity care sales increasing by 255% at CER. Insulin sales decreased by 34% at CER driven by lower realised prices reflecting channel and payer mix. Rare disease sales decreased by 22% at CER reflecting a temporary reduction in manufacturing output.

International Operations
Sales in International Operations increased by 20% measured in Danish kroner and by 25% at CER. Sales growth was driven by all Regions.

Sales growth was driven by Diabetes and Obesity care growing by 33% at CER driven by GLP-1 diabetes sales growing by 71% at CER, Obesity care increasing by 67% at CER and insulin sales increasing by 6% at CER. Rare disease sales decreased by 18% at CER reflecting a temporary reduction in manufacturing output.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 13 of 32

PROFIT AND LOSS	Q2 2023	Q2 2022	% change Q2 2023 to Q2 2022	% change Q2 2023 to Q2 2022 at CER

Net sales	54,300	41,265	32%	36%

Gross profit	46,444	35,196	32%	37%
Gross margin	85.5%	85.3%

Sales and distribution costs	(14,342)	(10,840)	32%	36%
Percentage of sales	26.4%	26.3%

Research and development costs	(7,127)	(5,123)	39%	41%
Percentage of sales	13.1%	12.4%

Administrative costs	(1,072)	(991)	8%	10%
Percentage of sales	2.0%	2.4%

Other operating income and expenses	(15)	149	(110%)	(107%)

Operating profit (EBIT)	23,888	18,391	30%	37%
Operating margin	44.0%	44.6%

Financial items (net)	366	(1,596)	(123%)	N/A

Profit before income taxes	24,254	16,795	44%	N/A

Income taxes	(4,826)	(3,477)	39%	N/A
Effective tax rate	19.9%	20.7%

Net profit	19,428	13,318	46%	N/A
Net profit margin	35.8%	32.3%

Costs and operating profit
The gross margin was 85.5% in the second quarter of 2023 compared with 85.3% in 2022. The 0.2 percentage point gross margin increase reflects a positive product mix countered by costs related to ongoing capacity expansions, lower realised prices in the US and Region China and a negative currency impact of 0.4 percentage point.

Sales and distribution costs increased by 32% measured in Danish kroner and by 36% at CER compared with 2022. The increase was driven by both International Operations and North America Operations reflecting promotional activities related to Ozempic® and Rybelsus® as well as Obesity care market development activities. Adjustments to legal provisions are impacting the increase in costs.
Research and development costs increased by 39% measured in Danish kroner and by 41% at CER compared with 2022 driven by increased late-stage clinical trial and research activities as well as impairments of intangible assets. The acquisition of Forma Therapeutics Inc. in 2022 also impacted the costs.
Administrative costs increased by 8% measured in Danish kroner and by 10% at CER compared with the same period in 2022.

Other operating income and expenses showed expenses of DKK 15 million in the second quarter of 2023.
Operating profit increased by 30% measured in Danish kroner and by 37% at CER compared with the same period in 2022.

Financial items (net) showed a net gain of DKK 366 million compared with a net loss of DKK 1,596 million in the second quarter of 2022 reflecting gain on hedged currencies, primarily the US dollar.

The effective tax rate is 19.9% in the second quarter of 2023 compared with an effective tax rate of 20.7% in the second quarter of 2022.

Net profit increased by 46% to DKK 19,428 million and diluted earnings per share increased by 47% to DKK 8.63.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 14 of 32
CASH FLOW AND CAPITAL ALLOCATION

FREE CASH FLOW IN THE FIRST SIX MONTHS OF 2023 AND CAPITAL EXPENDITURE
Free cash flow was DKK 45.5 billion compared with DKK 42.7 billion in the first six months of 2022 supporting the strategic aspiration to deliver attractive capital allocation to shareholders. The cash conversion in the first six months of 2023 is positively impacted by timing of payment of rebates in the US, including provisions related to the revised 340B distribution policy in the US. Income under the 340B Program has been partially recognised.

Capital expenditure for property, plant and equipment was DKK 10.6 billion compared with DKK 4.0 billion in the first six months of 2022, primarily reflecting investments in additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products.

EQUITY AND CAPITAL ALLOCATION
Total equity was DKK 90,473 million at the end of the first six months of 2023, equivalent to 32.2% of total assets, compared with 34.0% at the end of the first six months of 2022. Please refer to appendix 5 for further elaboration of changes in equity.

Novo Nordisk returned DKK 32.3 billion to shareholders via share buybacks (DKK 14.0 billion) and dividend (DKK 18.3 billion) during the first six months of 2023.

Interim dividend
The Board of Directors has decided to pay out interim dividend for 2023 of DKK 6.00 for each Novo Nordisk A and B share of DKK 0.20, which will be paid in August 2023. The ex-dividend date for the interim dividend will be 18
August 2023. The record date will be 21 August 2023 for the A and B shares as well as the ADRs. The payment date for the A and B shares will be 22 August 2023, while the payment date for the ADRs will be 29 August 2023. No dividend will be paid on the company’s holding of B shares.

Change in trading units
Novo Nordisk’s B shares are listed on Nasdaq Copenhagen in trading units of DKK 0.20 and its American Depositary Receipts (ADRs) that equals B-shares of DKK 0.20 are listed on New York Stock Exchange (NYSE). To secure liquidity for both the Novo Nordisk B shares and ADRs and bring price levels in line with market practice for especially the ADRs, the Board of Directors has decided to split the units in a two-for-one ratio. The trading unit of the Novo Nordisk B shares listed on Nasdaq Copenhagen will as of 13 September 2023 be changed from DKK 0.20 to DKK 0.10. The ADRs listed on New York Stock Exchange (NYSE) will as of 20 September 2023 similarly be split to maintain the one-to-one relationship between the B-share and the ADRs.

2023 share repurchase programme
As of 8 August 2023, Novo Nordisk has repurchased 14,218,581 B shares of DKK 0.20 for an amount of DKK 15,289,230,585 as part of the overall share repurchase programme of up to DKK 30 billion to be executed during a 12-month period beginning 1 February 2023.

The execution of Novo Nordisk’s overall share repurchase programme for 2023 of DKK 30 billion continues. As part of this, a new share repurchase programme for an amount up to DKK 5.7 billion will be initiated 10 August 2023 and ending on 31 October 2023 in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules”). The purpose of the programme is to reduce the company’s share capital and to meet obligations arising from share-based incentive programmes.

A maximum of 180,000,000 B shares of DKK 0.20 in total (or the equivalent number of B shares of DKK 0.10 after the planned change in trading units) can be bought during the trading period.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 15 of 32
OUTLOOK
The current expectations for 2023 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 10 August 2023	Expectations 4 May 2023

Sales growth
at CER	27% to 33%	24% to 30%
as reported	Around 6 percentage points lower than at CER	Around 6 percentage points lower than at CER

Operating profit growth
at CER	31% to 37%	28% to 34%
as reported	Around 9 percentage points lower than at CER	Around 9 percentage points lower than at CER

Financial items (net)	Gain of around DKK 2.8 billion	Gain of around DKK 3.0 billion

Effective tax rate	19% to 21%	19% to 21%

Capital expenditure (PP&E)	Around DKK 25 billion	Around DKK 25 billion

Depreciation, amortisation and impairment losses	Around DKK 8 billion	Around DKK 8 billion

Free cash flow (excluding impact from business development)	DKK 64-72 billion	DKK 66-74 billion

Sales growth is now expected to be 27% to 33% at CER. Given the current exchange rates versus the Danish krone, sales growth reported in DKK is expected to be around 6 percentage points lower than at CER. The increased sales outlook is primarily reflecting higher full-year expectations for GLP-1 diabetes products, particularly Ozempic® in the US.

The guidance reflects expectations for sales growth in both North America Operations and International Operations, mainly driven by volume growth of GLP-1-based treatments for Diabetes and Obesity care, partially countered by declining sales in Rare disease due to a temporary reduction in manufacturing output. Intensifying competition and continued pricing pressure within Diabetes care are included in the guidance.

The guidance ranges reflect the level of volume growth of GLP-1-based diabetes treatments and the inherent uncertainty of the pace of Obesity care market expansion following the relaunch of Wegovy® in the US and a limited roll-out in International Operations.

Following higher than expected volume growth in recent years, including GLP-1-based products such as Ozempic® and Wegovy®, combined with the expectation of continued volume growth and capacity limitations at some manufacturing sites, the outlook also reflects expected continued periodic supply constraints and related drug shortage notifications across a number of products and geographies. Novo Nordisk is investing in internal and external capacity to increase supply both short and long term. While supply capacity for Wegovy® is gradually being expanded, the supply of the lower dose strengths in the US will remain restricted to safeguard continuity of care.

Operating profit growth is now expected to be 31% to 37% at CER. Given the current exchange rates versus the Danish krone, growth reported in DKK is expected to be around 9 percentage points lower than at CER. The expectation for operating profit growth primarily reflects the sales growth outlook and continued investments in future and current growth drivers within Research, Development and Commercial. Within R&D, investments are related to the continued expansion and progression of the early and late-stage pipeline. Commercial investments are mainly related to the relaunch of Wegovy® in the US, Obesity care market development activities in International Operations as well as promotional activities for Ozempic® and Rybelsus®.

Novo Nordisk now expects financial items (net) to amount to a gain of around DKK 2.8 billion, mainly reflecting gains associated with foreign exchange hedging contracts.

The effective tax rate for 2023 is still expected to be in the range of 19-21%.

Capital expenditure is still expected to be around DKK 25 billion in 2023 reflecting the upscaling of the supply chain and the innovation-based growth strategy pursued by Novo Nordisk. The CAPEX is primarily relating to investments in

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Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 16 of 32
additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products. In the coming years, the capital expenditure to sales ratio is expected to be low double digit.

Depreciation, amortisation and impairment losses are expected to be around DKK 8 billion.

The free cash flow is now expected to be DKK 64-72 billion reflecting the sales growth, a favourable impact from rebates in the US and investments in capital expenditure. The updated cash flow expectation is mainly reflecting business development activities.

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2023, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes as well as outcome of legal cases including litigations related to the 340B Drug Pricing Program in the US, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Neither does the guidance include the financial implications of any new significant business development transactions and significant impairments of intangible assets during 2023. Finally, the potential wider consequences of Russia's invasion of Ukraine, including impacts on energy supply and supply chains, could cause uncertainty to the outlook and the business performance of Novo Nordisk.

FX (average rates)	Q2 2023	Q2 2022	% change	H1 2023	H1 2022	% change	Spot rate 7 August 2023

USD	684	699	(2%)	689	681	1%	678
CNY	97	106	(8%)	100	105	(5%)	94
JPY	4.97	5.38	(8%)	5.12	5.55	(8%)	4.77
CAD	510	547	(7%)	511	535	(4%)	507
GBP	857	877	(2%)	849	883	(4%)	865

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 4,150 million	12
CNY[2]	DKK 470 million	6
CAD	DKK 430 million	9
JPY	DKK 195 million	12
GBP	DKK 160 million	5

1) As of 30 June 2023.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 17 of 32
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Submission of dasiglucagon for treatment of severe hypoglycaemia to the European Medicines Agency (EMA)
In June 2023, Zealand Pharma A/S (Zealand) submitted a marketing authorisation application to EMA for dasiglucagon injection for the treatment of severe hypoglycaemia in paediatric and adult patients with diabetes aged 6 and above. Dasiglucagon injection was approved in the US in March 2021 under the brand name Zegalogue®. In September 2022, Novo Nordisk entered into a global licence and development agreement with Zealand to commercialise Zegalogue®.

Phase 1 trial with a fixed dose combination of semaglutide and an SGLT2 inhibitor completed
In June 2023, Novo Nordisk completed a phase 1 trial with an oral once-daily fixed dose combination of semaglutide and an SGLT-2 inhibitor. The objective of the trial was to investigate pharmacokinetics of the fixed dose combination compared to each of the components. Following the completion of the trial, Novo Nordisk has terminated further development of the fixed dose combination.

Obesity care
Successful completion of the SELECT cardiovascular outcomes trial with semaglutide 2.4 mg
In August 2023, Novo Nordisk announced the headline results from SELECT. SELECT was a cardiovascular outcomes trial comparing subcutaneous once-weekly semaglutide 2.4 mg with placebo as an adjunct to standard of care for prevention of major adverse cardiovascular events (MACEs) in people with overweight or obesity and established cardiovascular disease (CVD) with no prior history of diabetes. The trial achieved its primary objective by demonstrating a statistically significant and superior reduction in MACE of 20% for people treated with semaglutide 2.4 mg compared to placebo. In the trial, semaglutide 2.4 mg appeared to have a safe and well-tolerated profile in line with previous semaglutide 2.4 mg trials. For further information, please see the company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=166301 (the contents of the company's website do not form a part of this Form 6-K).

Successful completion of the OASIS 1 phase 3 trial with oral semaglutide 50 mg in people with obesity or overweight
In May 2023, Novo Nordisk announced the headline results from OASIS 1, a phase 3a trial in the global OASIS programme. OASIS 1 was a 68-week, efficacy and safety trial comparing once-daily oral semaglutide 50 mg for weight management to placebo in 667 adults with obesity or overweight with one or more comorbidities. Oral semaglutide 50 mg achieved 15.1% weight loss (17.4% if all people adhered to treatment) in adults with obesity or overweight in the OASIS 1 phase 3 trial. For further information, please see the company announcement: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=166110 (the contents of the company's website do not form a part of this Form 6-K).

Successful completion of phase 3 trial with semaglutide 2.4 mg in people with heart failure with preserved ejection fraction (HFpEF)
In May 2023, Novo Nordisk successfully completed the STEP HFpEF trial. STEP-HFpEF was a 52-week trial investigating the effects of semaglutide 2.4 mg once-weekly on physical function, symptoms (assessed by Kansas City Cardiomyopathy Questionnaire – Clinical Summary Score (KCCQ-CSS)) and body weight in people with HFpEF. A superior improvement in KCCQ-CSS was observed for semaglutide 2.4 mg vs placebo. The estimated change in mean KCCQ-CSS score from baseline to week 52 was 16.6 with semaglutide 2.4 mg and 8.7 with placebo and the estimated treatment difference (semaglutide 2.4 mg vs placebo) was 7.8. A superior reduction in body weight was observed for semaglutide 2.4 mg vs placebo. The estimated change in mean body weight from baseline to week 52 was -13.3% with semaglutide 2.4 mg and -2.6% with placebo and the estimated treatment difference (semaglutide 2.4 mg vs placebo) was -10.7%. In the trial, semaglutide 2.4 mg appeared to have a safe and well-tolerated profile.

Phase 2 trial completed with PYY 1875 in people with obesity
In May 2023, Novo Nordisk completed a phase 2 proof of concept trial with PYY 1875 for weight management. The 42-week trial investigated safety, tolerability, pharmacokinetics and pharmacodynamics of different doses of PYY 1875 in combination with subcutaneous semaglutide 2.4 mg compared to placebo in 75 people with obesity. Following the completion of the trial, Novo Nordisk has terminated further development of PYY 1875 .

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Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 18 of 32

Rare disease
Sogroya® approved in Japan and the EU for the treatment of children with growth hormone deficiency
In June and July 2023, Sogroya®, the long-acting growth hormone somapacitan, was approved in Japan and the EU, respectively, for the treatment of children with growth hormone deficiency. The approvals are based on the REAL4 trial comparing the efficacy and safety of once-weekly dosing of Sogroya® with daily Norditropin® in children with growth hormone deficiency. Novo Nordisk has launched Sogroya® in the US and Japan for children with growth hormone deficiency.

Other serious chronic diseases
Phase 3 programme initiated with ziltivekimab in people with heart failure with preserved injection fraction
In May 2023, Novo Nordisk initiated a randomised and placebo-controlled phase 3 cardiovascular outcomes trial assessing the efficacy and safety of subcutaneous ziltivekimab 15 mg in around 5,600 people with heart failure with mildly reduced or preserved ejection fraction and systemic inflammation. The event-driven trial is expected to complete in 2027.

Business development
Novo Nordisk to acquire Inversago Pharma and the anti-obesity lead asset, INV-202
Novo Nordisk has agreed to acquire Inversago Pharma (Inversago) for up to USD 1.075 billion if certain development and commercial milestones are achieved. Inversago is a privately owned biopharmaceutical company based in Montreal Canada, focusing on the development of CB1 receptor blocker therapies designed to help people living with obesity, diabetes and complications associated with metabolic disorders. CB1 is a cannabinoid receptor that plays an important role in appetite regulation and other cardiometabolic pathways. The acquisition of Inversago includes the lead asset INV-202, an oral CB1 inverse agonist. It is specifically designed to preferentially block CB1 receptors in peripheral tissues such as adipose tissues, gastrointestinal tract, as well as the kidneys, liver, pancreas, muscles and lungs. INV-202 demonstrated weight loss in a phase 1b trial and is currently in phase 2 development for diabetic kidney disease. The acquisition is expected to be completed in 2023.

Acquisition of BIOCORP Production SA (BIOCORP)
In June 2023, Novo Nordisk announced an agreement to acquire a controlling stake in BIOCORP. BIOCORP is a French company specialised in the design, development and manufacturing of delivery systems and innovative medical devices, including Mallya, a Bluetooth enabled smart add-on device for pen injectors. The acquisition of the controlling stake was closed on 4 August 2023.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 19 of 32
Purpose and sustainability
Environment

ENVIRONMENTAL PERFORMANCE	H1 2023	H1 2022	H1 2019 (baseline)	% change H1 2023 to H1 2022	% change H1 2023 to H1 2019

Emissions

CO2 emissions from operations and transportation (1,000 tonnes)	112	124	155	(10%)	(28%)
- Scope 1 emissions[1]	36	39	43	(8%)	(16%)
- Scope 2 emissions[2]	7	9	40	(22%)	(83%)
- Partial scope 3 emissions[3]	69	76	72	(9%)	(4%)

1. Scope 1: Direct emissions from owned and controlled resources (including emissions from production processes and transport).
2. Scope 2: Indirect emissions from the generation of energy purchased from a utility provider (including electricity, steam, heating and cooling).
3. Scope 3: Emissions are limited to CO2 emissions from business flights and product distribution
Note: H1 2019 baseline figures have been restated by adding two thousand tonnes of CO2 for business flights

Emissions
Under the environmental strategy Circular for Zero, CO2 emissions from operations and transportation decreased by 28% compared to the first six months of 2019. CO2 emissions from operations and transportation decreased by 10% in the first six months of 2023 compared to the same period in 2022. Scope 1 and 2 CO2 emissions decreased by 16% and 83%, respectively, due to an increase in the usage of renewable energy sources. Scope 3 CO2 emissions from product distribution and business flights decreased by 4% mainly due to a decrease in emissions from product distribution, driven by the purchase of sustainable aviation fuel.

Social

SOCIAL PERFORMANCE	H1 2023	H1 2022	% change H1 2023 to H1 2022

Patients
Patients reached with Novo Nordisk's Diabetes care products (estimate in million)[1]	39.1	35.1	11%
Hereof children reached through the Changing Diabetes® in Children programme (cumulative)	45,348	34,300	32%

Sustainable employer
Gender in leadership positions[2] (ratio men:women)	55:45	56:44	N/A
Gender in senior leadership positions[3] (ratio men:women)	60:40	62:38	N/A

1. Calculated as a moving annual total.
2. Defined as team leaders, managers, directors, vice presidents, corporate vice presidents, senior vice presidents and executive management.
3. Defined as vice presidents, corporate vice presidents, senior vice presidents and executive management.

Patients
Under the social responsibility strategy ‘Defeat Diabetes’, Novo Nordisk continues to take action on access and affordability and prevention. The number of people with diabetes treated with Novo Nordisk products, calculated as a moving annual total, was 39.1 million in the first six months of 2023. This represents a net increase of 4.0 million patients compared to end of June 2022.

The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By end of June 2023, more than 45,000 children were reached, an increase of 32% compared to end of June 2022.

Sustainable employer
Novo Nordisk aspires to be a sustainable employer, and in 2021 two aspirational gender diversity targets were launched: achieve a balanced gender representation across all managerial levels and achieve a minimum of 45% women and a minimum of 45% men in senior leadership positions by the end of 2025.

At the end of June 2023, 45% of all leaders were women, and 40% of leaders in senior leadership positions were women compared to 44% and 38%, respectively, by the end of June 2022.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 20 of 32
The number of full-time employees at the end of the first six months of 2023 increased by 17% compared to 12 months ago. The total number of full-time employees was 59,337. The increase is driven by Product Supply, International Operations and Global Business Services in Bangalore, India.

Russia's invasion of Ukraine
Following Russia's invasion of Ukraine, Novo Nordisk's key priorities have been to safeguard employees and continue the supply of essential medicines.

In Ukraine, Novo Nordisk has continued the supply of medicines, which are currently broadly available throughout the country, also through collaboration with humanitarian organisations to provide access in bordering areas. Moreover, Novo Nordisk has donated diabetes and haemophilia medication to the Ukrainian Ministry of Health, and together with humanitarian organisations, Novo Nordisk continues to monitor the situation to be able to provide further support.

In Russia, Novo Nordisk has suspended marketing investments and changed focus from launching new medications and clinical investment to securing supply of insulin to ensure that the more than 700,000 patients can continue their treatment with essential medication.

Sales in Russia and Ukraine constituted less than 1% of Novo Nordisk's global sales.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 21 of 32
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first six months of 2023. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first six months of 2023 has been prepared in accordance with IAS 34 'Interim Financial
Reporting' and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2022 of Novo Nordisk.

In our opinion, the financial report for the first six months of 2023 gives a true and fair view of the Group’s assets, liabilities and financial position at 30 June 2023, and of the results of the Group’s operations and cash flow for the period 1 January 2023 to 30 June 2023. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated Annual Report 2022.

Bagsværd, 10 August 2023

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO	Martin Holst Lange

Marcus Schindler	Camilla Sylvest	Henrik Wulff

Board of Directors:

Helge Lund Chair	Henrik Poulsen Vice chair	Elisabeth Dahl Christensen

Laurence Debroux	Andreas Fibig	Sylvie Grégoire

Liselotte Hyveled	Mette Bøjer Jensen	Kasim Kutay

Christina Law	Martin Mackay	Thomas Rantzau

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 22 of 32
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes.. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 59,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Financial calendar
2 November 2023	Financial statement for the first nine months of 2023
31 January 2024	Financial statement for 2023

Contacts for further information
Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Natalia Salomao Abrahao (US) +1 848 304 1027 niaa@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com
Sina Meyer +45 3075 6656 azey@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2022 and Form 20-F both filed with the SEC in February 2023 in continuation of the publication of the Annual Report 2022, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, such as interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a culture of compliance, epidemics, pandemics or other public health crises, and the effects of domestic or international crises, civil unrest, war or other conflict, and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2022.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 23 of 32
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
							% change
	2023		2022				Q2 2023 vs.
	Q2	Q1	Q4	Q3	Q2	Q1	Q2 2022

Net sales	54,300	53,367	48,092	45,566	41,265	42,031	32%

Gross profit	46,444	45,185	39,830	38,366	35,196	35,114	32%
Gross margin	85.5%	84.7%	82.8%	84.2%	85.3%	83.5%

Sales and distribution costs	(14,342)	(12,412)	(13,743)	(11,451)	(10,840)	(10,183)	32%
Percentage of sales	26.4%	23.3%	28.6%	25.1%	26.3%	24.2%
Research and development costs	(7,127)	(6,728)	(8,085)	(5,633)	(5,123)	(5,206)	39%
Percentage of sales	13.1%	12.6%	16.8%	12.4%	12.4%	12.4%
Administrative costs	(1,072)	(1,071)	(1,348)	(1,158)	(991)	(970)	8%
Percentage of sales	2.0%	2.0%	2.8%	2.5%	2.4%	2.3%
Other operating income and expenses	(15)	33	433	60	149	392	(110%)

Operating profit (EBIT)	23,888	25,007	17,087	20,184	18,391	19,147	30%
Operating margin	44.0%	46.9%	35.5%	44.3%	44.6%	45.6%

Financial income	(281)	852	(3,200)	1,573	1,656	210	(117%)
Financial expenses	647	(1,122)	2,429	(3,725)	(3,252)	(1,438)	(120%)
Financial items (net)	366	(270)	(771)	(2,152)	(1,596)	(1,228)	(123%)

Profit before income taxes	24,254	24,737	16,316	18,032	16,795	17,919	44%

Income taxes	(4,826)	(4,923)	(2,724)	(3,627)	(3,477)	(3,709)	39%

Net profit	19,428	19,814	13,592	14,405	13,318	14,210	46%

Depreciation, amortisation and impairment losses	2,177	1,719	2,035	2,041	1,636	1,650	33%
Capital expenditure (PP&E)	5,878	4,693	4,961	3,230	2,435	1,520	141%
Net cash generated from operating activities	28,577	29,814	7,101	24,239	23,961	23,586	19%
EBITDA	26,065	26,726	19,122	22,225	20,027	20,797	30%
Free cash flow	20,773	24,764	(5,128)	19,765	21,157	21,568	(2%)

Total assets	280,753	250,025	241,257	242,836	218,928	197,136	28%
Total equity	90,473	79,874	83,486	76,680	74,452	66,550	22%
Equity ratio	32.2%	31.9%	34.6%	31.6%	34.0%	33.8%

Full-time equivalent employees end of period	59,337	57,089	54,393	52,696	50,816	49,295	17%

Basic earnings per share/ADR (in DKK)	8.65	8.81	6.03	6.37	5.87	6.24	47%
Diluted earnings per share/ADR (in DKK)	8.63	8.78	6.02	6.34	5.86	6.22	47%
Average number of shares outstanding (million)	2,245.2	2,249.6	2,254.0	2,261.6	2,269.2	2,276.4	(1%)
Average number of diluted shares outstanding (million)	2,251.3	2,256.6	2,261.4	2,268.5	2,276.1	2,283.3	(1%)

Sales by business segment:
Total GLP-1	27,925	26,811	24,352	22,368	19,231	17,420	45%
Long-acting insulin	3,354	4,133	3,902	3,939	4,104	4,796	(18%)
Premix insulin	2,456	2,776	2,343	2,706	2,501	3,012	(2%)
Fast-acting insulin	3,511	4,488	4,471	4,263	3,887	4,842	(10%)
Human insulin	1,967	2,012	1,970	2,053	1,851	2,312	6%
Total insulin	11,288	13,409	12,686	12,961	12,343	14,962	(9%)
Other Diabetes care	667	729	713	798	830	884	(20%)
Total Diabetes care	39,880	40,949	37,751	36,127	32,404	33,266	23%
Wegovy®	7,518	4,563	2,446	1,157	1,181	1,404	537%
Saxenda®	2,788	3,279	3,042	3,174	2,462	1,998	13%
Total Obesity care	10,306	7,842	5,488	4,331	3,643	3,402	183%
Diabetes and Obesity care total	50,186	48,791	43,239	40,458	36,047	36,668	39%

Rare blood disorders	2,836	3,049	2,881	2,885	2,863	3,077	(1%)
Rare endocrine disorders	902	1,128	1,602	1,793	1,923	1,820	(53%)
Other Rare disease	376	399	370	430	432	466	(13%)
Rare disease total	4,114	4,576	4,853	5,108	5,218	5,363	(21%)

Sales by geographic segment:
North America Operations	29,663	29,297	26,660	23,754	20,703	19,990	43%
- The US	27,209	27,322	24,768	22,014	19,121	18,753	42%
International Operations	24,637	24,070	21,432	21,812	20,562	22,041	20%
- EMEA	12,856	12,742	11,514	10,983	10,915	10,824	18%
- Region China	4,467	4,461	3,364	4,438	3,566	4,841	25%
- Rest of World	7,314	6,867	6,554	6,391	6,081	6,376	20%

Segment operating profit:
Diabetes and Obesity care	22,707	24,163	16,985	18,158	15,873	16,379	43%
Rare disease	1,181	844	102	2,026	2,518	2,768	(53%)

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 24 of 32
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	H1 2023	H1 2022		Q2 2023	Q2 2022

Income statement

Net sales	107,667	83,296		54,300	41,265
Cost of goods sold	(16,038)	(12,986)		(7,856)	(6,069)

Gross profit	91,629	70,310		46,444	35,196

Sales and distribution costs	(26,754)	(21,023)		(14,342)	(10,840)
Research and development costs	(13,855)	(10,329)		(7,127)	(5,123)
Administrative costs	(2,143)	(1,961)		(1,072)	(991)
Other operating income and expenses	18	541		(15)	149

Operating profit	48,895	37,538	37538000000	23,888	18,391

Financial income	571	1,866		(281)	1,656
Financial expenses	(475)	(4,690)		647	(3,252)

Profit before income taxes	48,991	34,714		24,254	16,795

Income taxes	(9,749)	(7,186)		(4,826)	(3,477)

NET PROFIT	39,242	27,528	27528000000	19,428	13,318

Basic earnings per share (DKK)	17.46	12.11		8.65	5.87
Diluted earnings per share (DKK)	17.41	12.08		8.63	5.86

Segment Information

Segment sales:
Diabetes and Obesity care	98,977	72,715		50,186	36,047
Rare disease	8,690	10,581		4,114	5,218

Segment operating profit:
Diabetes and Obesity care	46,870	32,252		22,707	15,873
Operating margin	47.4%	44.4%		45.2%	44.0%

Rare disease	2,025	5,286		1,181	2,518
Operating margin	23.3%	50.0%		28.7%	48.3%

Total segment operating profit	48,895	37,538		23,888	18,391

Statement of comprehensive income

Net profit for the period	39,242	27,528		19,428	13,318

Other comprehensive income
Items that will not subsequently be reclassified to the Income statement
Remeasurements on defined benefit plans	30	677		(9)	352

Items that will be reclassified subsequently to the Income statement
Exchange rate adjustments of investments in subsidiaries	(957)	4,014		12	2,927
Cash flow hedges, realisation of previously deferred (gains)/losses	281	1,269		1,307	628
Cash flow hedges, deferred gains/(losses) incurred during the period	489	(3,053)		(1,749)	(2,401)
Other items	4	(2)		1	2
Tax on other comprehensive income, net	(359)	319		(18)	194

Other comprehensive income for the period	(512)	3,224		(456)	1,702
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	38,730	30,752		18,972	15,020

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 25 of 32
APPENDIX 3: CASH FLOW STATEMENT

DKK million	H1 2023	H1 2022

Net profit	39,242	27,528

Adjustment for non-cash items:
Income taxes in the Income Statement	9,749	7,186
Depreciation, amortisation and impairment losses	3,896	3,286
Other non-cash items	30,935	11,805
Change in working capital	(14,231)	5,982
Interest received	409	109
Interest paid	(262)	(120)
Income taxes paid	(11,347)	(8,229)

Net cash generated from operating activities	58,391	47,547

Purchase of intangible assets	(1,265)	(400)
Purchase of property, plant and equipment	(10,571)	(3,955)
Proceeds from other financial assets	33	—
Purchase of other financial assets	(251)	(7)
Purchase of marketable securities	(7,259)	(4,904)
Sale of marketable securities	3,381	3,159

Net cash used in investing activities	(15,932)	(6,107)

Purchase of treasury shares	(14,022)	(11,927)
Dividends paid	(18,337)	(15,690)
Proceeds from issue of bonds	—	11,120
Proceeds from borrowings	—	30
Repayment of borrowings	(851)	(13,099)

Net cash used in financing activities	(33,210)	(29,566)

NET CASH GENERATED FROM ACTIVITIES	9,249	11,874

Cash and cash equivalents at the beginning of the year	12,653	10,719
Exchange gain/(loss) on cash and cash equivalents	(328)	163

Cash and cash equivalents at the end of the period	21,574	22,756

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 26 of 32
APPENDIX 4: BALANCE SHEET

DKK million	30 Jun 2023	31 Dec 2022

ASSETS

Intangible assets	50,749	51,416
Property, plant and equipment	75,024	66,671
Investments in associated companies	270	327
Deferred income tax assets	15,612	13,427
Other receivables and prepayments	338	206
Other financial assets	1,209	1,016

TOTAL NON-CURRENT ASSETS	143,202	133,063

Inventories	28,020	24,388
Trade receivables	61,294	50,560
Tax receivables	2,779	940
Other receivables and prepayments	6,448	6,005
Marketable securities	14,834	10,921
Derivative financial instruments	2,602	2,727
Cash at bank	21,574	12,653

TOTAL CURRENT ASSETS	137,551	108,194
TOTAL ASSETS	280,753	241,257

EQUITY AND LIABILITIES

Share capital	451	456
Treasury shares	(3)	(6)
Retained earnings	88,118	80,587
Other reserves	1,907	2,449

TOTAL EQUITY	90,473	83,486

Borrowings	19,415	24,318
Deferred income tax liabilities	7,627	7,061
Retirement benefit obligations	699	762
Other liabilities	193	100
Provisions	5,728	4,590

Total non-current liabilities	33,662	36,831

Borrowings	6,289	1,466
Trade payables	17,788	15,587
Tax payables	9,617	7,091
Other liabilities	22,527	23,606
Derivative financial instruments	1,539	2,903
Provisions	98,858	70,287

Total current liabilities	156,618	120,940

TOTAL LIABILITIES	190,280	157,771

TOTAL EQUITY AND LIABILITIES	280,753	241,257

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 27 of 32
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

H1 2023

Balance at the beginning of the year	456	(6)	80,587	2,449	83,486
Net profit for the period			39,242		39,242
Other comprehensive income for the period			30	(542)	(512)

Total comprehensive income for the period			39,272	(542)	38,730

Transactions with owners:
Dividends			(18,337)		(18,337)
Share-based payments			821		821
Tax related to restricted stock units			(205)		(205)
Purchase of treasury shares		(2)	(14,020)		(14,022)
Reduction of the B share capital	(5)	5			—

Balance at the end of the period	451	(3)	88,118	1,907	90,473

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

H1 2022

Balance at the beginning of the year	462	(6)	72,004	(1,714)	70,746
Net profit for the period			27,528		27,528
Other comprehensive income for the period			677	2,547	3,224

Total comprehensive income for the period			28,205	2,547	30,752

Transactions with owners:
Dividends			(15,690)		(15,690)
Share-based payments			501		501
Tax related to restricted stock units			70		70
Purchase of treasury shares		(3)	(11,924)		(11,927)
Reduction of the B share capital	(6)	6			—

Balance at the end of the period	456	(3)	73,166	833	74,452

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 28 of 32
APPENDIX 6: SALES SPLIT PER AREA

Q2 2023 sales split per area

DKK million	Total	North America Operations	The US	International Operations	EMEA	Region China	Rest of World

Diabetes and Obesity care segment
Injectable GLP-1	23,937	15,584	13,733	8,353	4,356	1,738	2,259
% change at CER	45%	39%	32%	57%	35%	143%	62%
Ozempic®	22,101	14,991	13,181	7,110	3,806	1,363	1,941
% change at CER	59%	51%	44%	78%	50%	228%	83%
Victoza®	1,836	593	552	1,243	550	375	318
% change at CER	(30%)	(53%)	(55%)	(6%)	(20%)	27%	(9%)
Rybelsus®	3,988	2,232	2,185	1,756	1,003	31	722
% change at CER	90%	46%	46%	203%	279%	106%	142%
Total GLP-1	27,925	17,816	15,918	10,109	5,359	1,769	2,981
% change at CER	50%	40%	34%	71%	53%	143%	76%
Long-acting insulin	3,354	524	362	2,830	1,745	418	667
% change at CER	(14%)	(55%)	(64%)	3%	0%	17%	5%
Tresiba®	1,747	372	232	1,375	789	195	391
% change at CER	(19%)	(49%)	(62%)	(3%)	(5%)	(7%)	3%
Xultophy®	854	74	73	780	461	127	192
% change at CER	28%	(27%)	(26%)	37%	10%	—	30%
Levemir®	753	78	57	675	495	96	84
% change at CER	(31%)	(76%)	(80%)	(10%)	(1%)	(31%)	(23%)
Premix insulin	2,456	132	128	2,324	652	1,117	555
% change at CER	3%	25%	27%	2%	(8%)	15%	(9%)
Ryzodeg®	986	—	—	986	168	534	284
% change at CER	47%	—	—	47%	51%	106%	(5%)
NovoMix®	1,470	132	128	1,338	484	583	271
% change at CER	(15%)	25%	27%	(17%)	(19%)	(18%)	(13%)
Fast-acting insulin	3,511	897	822	2,614	1,661	377	576
% change at CER	(5%)	(26%)	(26%)	5%	7%	(6%)	9%
Fiasp®	447	78	68	369	312	—	57
% change at CER	(9%)	(55%)	(60%)	17%	16%	—	23%
NovoRapid®	3,064	819	754	2,245	1,349	377	519
% change at CER	(5%)	(21%)	(21%)	3%	5%	(6%)	8%
Human insulin	1,967	325	311	1,642	488	284	870
% change at CER	14%	(13%)	(12%)	21%	11%	(16%)	51%
Total insulin	11,288	1,878	1,623	9,410	4,546	2,196	2,668
% change at CER	(4%)	(34%)	(37%)	6%	2%	6%	14%
Other Diabetes care[1]	667	140	126	527	159	255	113
% change at CER	(16%)	(10%)	6%	(18%)	(17%)	(21%)	(12%)
Total Diabetes care	39,880	19,834	17,667	20,046	10,064	4,220	5,762
% change at CER	28%	26%	21%	30%	24%	35%	38%
Wegovy®	7,518	7,196	7,196	322	322	—	—
% change at CER	543%	515%	515%	—	—	—	—
Saxenda®	2,788	1,052	921	1,736	1,102	47	587
% change at CER	18%	(7%)	(10%)	41%	45%	22%	37%
Total Obesity care	10,306	8,248	8,117	2,058	1,424	47	587
% change at CER	188%	255%	267%	67%	87%	22%	37%
Diabetes and Obesity care total	50,186	28,082	25,784	22,104	11,488	4,267	6,349
% change at CER	44%	54%	53%	33%	29%	35%	38%

Rare disease segment
Rare blood disorders[2]	2,836	1,161	1,097	1,675	1,036	138	501
% change at CER	1%	(5%)	(2%)	6%	3%	69%	3%
Haemophilia A	688	141	138	547	302	123	122
% change at CER	13%	25%	32%	10%	2%	400%	(32%)
Haemophilia B	250	104	73	146	92	3	51
% change at CER	60%	66%	128%	56%	48%	0%	78%
NovoSeven®	1,794	837	811	957	625	12	320
% change at CER	(9%)	(16%)	(14%)	(1%)	(2%)	(76%)	17%
Rare endocrine disorders[3]	902	273	264	629	163	60	406
% change at CER	(53%)	(56%)	(57%)	(52%)	(73%)	8%	(38%)
Other Rare disease[4]	376	147	64	229	169	2	58
% change at CER	(9%)	(20%)	(39%)	(1%)	(12%)	0%	54%
Rare disease total	4,114	1,581	1,425	2,533	1,368	200	965
% change at CER	(20%)	(22%)	(22%)	(18%)	(23%)	44%	(17%)

Total sales	54,300	29,663	27,209	24,637	12,856	4,467	7,314
% change at CER	36%	47%	45%	25%	20%	35%	27%
% change as reported	32%	43%	42%	20%	18%	25%	20%
Share of growth	100%	65%	58%	35%	15%	9%	11%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 29 of 32

H1 2023 sales split per area

DKK million	Total	North America Operations	The US	International Operations	EMEA	Region China	Rest of World

Diabetes and Obesity care segment
Injectable GLP-1	46,392	30,861	27,605	15,531	8,434	3,051	4,046
% change at CER	44%	43%	37%	46%	36%	95%	39%
Ozempic®	41,741	29,002	25,830	12,739	7,154	2,213	3,372
% change at CER	59%	57%	50%	64%	51%	154%	55%
Victoza®	4,651	1,859	1,775	2,792	1,280	838	674
% change at CER	(22%)	(41%)	(42%)	(3%)	(11%)	21%	(9%)
Rybelsus®	8,344	4,933	4,849	3,411	1,973	67	1,371
% change at CER	98%	56%	56%	214%	268%	204%	161%
Total GLP-1	54,736	35,794	32,454	18,942	10,407	3,118	5,417
% change at CER	50%	44%	39%	62%	55%	97%	58%
Long-acting insulin	7,487	1,677	1,361	5,810	3,644	834	1,332
% change at CER	(14%)	(42%)	(48%)	(1%)	(3%)	(8%)	9%
Tresiba®	3,926	1,035	765	2,891	1,674	436	781
% change at CER	(17%)	(40%)	(48%)	(5%)	(4%)	(17%)	2%
Xultophy®	1,635	173	169	1,462	923	174	365
% change at CER	19%	(25%)	(25%)	27%	8%	—	28%
Levemir®	1,926	469	427	1,457	1,047	224	186
% change at CER	(26%)	(50%)	(52%)	(13%)	(9%)	(38%)	7%
Premix insulin	5,232	271	263	4,961	1,357	2,427	1,177
% change at CER	(3%)	(1%)	0%	(3%)	(2%)	(1%)	(6%)
Ryzodeg®	1,957	—	—	1,957	326	1,033	598
% change at CER	51%	—	—	51%	29%	113%	6%
NovoMix®	3,275	271	263	3,004	1,031	1,394	579
% change at CER	(20%)	(1%)	0%	(21%)	(9%)	(30%)	(15%)
Fast-acting insulin	7,999	2,648	2,493	5,351	3,384	847	1,120
% change at CER	(7%)	(14%)	(13%)	(4%)	(1%)	(18%)	2%
Fiasp®	965	198	177	767	645	—	122
% change at CER	(3%)	(45%)	(49%)	20%	17%	—	39%
NovoRapid®	7,034	2,450	2,316	4,584	2,739	847	998
% change at CER	(8%)	(9%)	(8%)	(7%)	(4%)	(18%)	(1%)
Human insulin	3,979	688	661	3,291	998	675	1,618
% change at CER	0%	(13%)	(13%)	3%	3%	(30%)	28%
Total insulin	24,697	5,284	4,778	19,413	9,383	4,783	5,247
% change at CER	(7%)	(25%)	(26%)	(2%)	(1%)	(11%)	9%
Other Diabetes care[1]	1,396	301	273	1,095	324	544	227
% change at CER	(19%)	(22%)	(13%)	(18%)	(12%)	(17%)	(27%)
Total Diabetes care	80,829	41,379	37,505	39,450	20,114	8,445	10,891
% change at CER	24%	28%	25%	20%	21%	11%	27%
Wegovy®	12,081	11,621	11,621	460	460	—	—
% change at CER	363%	344%	344%	—	—	—	—
Saxenda®	6,067	2,538	2,285	3,529	2,180	100	1,249
% change at CER	38%	27%	28%	47%	48%	33%	47%
Total Obesity care	18,148	14,159	13,906	3,989	2,640	100	1,249
% change at CER	157%	207%	216%	66%	79%	33%	47%
Diabetes and Obesity care total	98,977	55,538	51,411	43,439	22,754	8,545	12,140
% change at CER	37%	51%	49%	24%	26%	11%	29%

Rare disease segment
Rare blood disorders[2]	5,885	2,449	2,323	3,436	2,131	265	1,040
% change at CER	(1%)	(4%)	(3%)	2%	13%	51%	(21%)
Haemophilia A	1,348	285	272	1,063	636	228	199
% change at CER	16%	22%	24%	14%	11%	456%	(38%)
Haemophilia B	447	181	119	266	168	6	92
% change at CER	36%	48%	92%	30%	28%	0%	35%
NovoSeven®	3,895	1,854	1,811	2,041	1,279	31	731
% change at CER	(10%)	(12%)	(10%)	(8%)	10%	(76%)	(20%)
Rare endocrine disorders[3]	2,030	695	678	1,335	332	114	889
% change at CER	(46%)	(45%)	(45%)	(47%)	(72%)	10%	(28%)
Other Rare disease[4]	775	278	119	497	381	4	112
% change at CER	(11%)	(22%)	(42%)	(3%)	(11%)	0%	32%
Rare disease total	8,690	3,422	3,120	5,268	2,844	383	2,041
% change at CER	(18%)	(18%)	(19%)	(17%)	(18%)	35%	(23%)

Total sales	107,667	58,960	54,531	48,707	25,598	8,928	14,181
% change at CER	30%	44%	42%	17%	19%	12%	18%
% change as reported	29%	45%	44%	14%	18%	6%	14%
Share of growth	100%	71%	63%	29%	16%	4%	9%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Refixia®, NovoThirteen® and Esperoct®.
3) Primarily Norditropin®.
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 30 of 32
APPENDIX 7: ACQUISITION OF BUSINESSES

Forma Therapeutics, Inc.
On 14 October 2022, Novo Nordisk acquired all outstanding shares of the publicly held US company Forma Therapeutics, Inc. via a cash tender offer. Novo Nordisk did not hold any shares in Forma Therapeutics prior to the acquisition. The acquisition of Forma Therapeutics, including its lead development candidate, etavopivat, is aligned with Novo Nordisk’s strategy to complement and accelerate its scientific presence and pipeline in haemoglobinopathies, a group of disorders in which there is abnormal production or structure of the haemoglobin protein in the red blood cells.

Details of the acquisition
The total purchase price amounts to DKK 8,102 million and has been settled in full by cash consideration.

Novo Nordisk completed the acquisition of Forma Therapeutics, Inc. through a merger of Novo Nordisk’s wholly owned subsidiary with and into Forma Therapeutics in which all shares not tendered into the offer were cancelled and converted into the right to receive cash equal to the USD 20 offer price per share, without interest, less any applicable tax withholding. At the completion of the merger, Forma Therapeutics, Inc. became a wholly owned subsidiary of Novo Nordisk. The common stock of Forma Therapeutics, Inc. is no longer listed or traded on the Nasdaq Global Select Market.

DKK million
Goodwill as of 14 October 2022	524
Exchange rate adjustment	(55)
Goodwill as of 30 June 2023	469

For further information regarding the acquisition and the provisional purchase price allocation please refer to the Annual Report for 2022.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 31 of 32
APPENDIX 8: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Sales and operating profit at CER, EBITDA and EBITDA at CER as well as Free cash flow.

Sales, operating profit and EBITDA growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit/EBITDA for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit/EBITDA for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in sales, operating profit and EBITDA by adjusting for the impact of currency fluctuations.

Sales at CER

DKK million	H1 2023	H1 2022	% change H1 2023 to H1 2022	Q2 2023	Q2 2022	% change Q2 2023 to Q2 2022

Net sales	107,667	83,296	29%	54,300	41,265	32%
Effect of exchange rates	847	—		1,801	—
Sales at CER	108,514	83,296	30%	56,101	41,265	36%

Operating profit at CER

DKK million	H1 2023	H1 2022	% change H1 2023 to H1 2022	Q2 2023	Q2 2022	% change Q2 2023 to Q2 2022

Operating profit	48,895	37,538	30%	23,888	18,391	30%
Effect of exchange rates	677	—		1,239	—
Operating profit at CER	49,572	37,538	32%	25,127	18,391	37%

EBITDA
Novo Nordisk has significantly increased its Business Development M&A activities and Capital expenditure for property, plant and equipment during recent years. Novo Nordisk defines Earnings before interest, taxes, depreciation and amortisation (EBITDA) as ’Operating profit’, plus 'impairment charges' and 'depreciation and amortisation'. EBITDA is a measure that is widely used by investors and analysts as it helps analyse operating results from core business operations without including the effects of capital structure, tax rates and depreciation and amortisation. These factors can vary substantially between companies.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

Financial report for the period 1 January 2023 to 30 June 2023	Page 32 of 32

EBITDA

DKK million	H1 2023	H1 2022	% change H1 2023 to H1 2022	Q2 2023	Q2 2022	% change Q2 2023 to Q2 2022

Net profit	39,242	27,528	43%	19,428	13,318	46%
Income taxes	9,749	7,186	36%	4,826	3,477	39%
Financial items (net)	(96)	2,824	(103%)	(366)	1,596	(123%)
Operating profit (EBIT)	48,895	37,538	30%	23,888	18,391	30%
Depreciation, amortisation and impairment losses	3,896	3,286	19%	2,177	1,636	33%
EBITDA	52,791	40,824	29%	26,065	20,027	30%

DKK million	H1 2023	H1 2022	% change H1 2023 to H1 2022	Q2 2023	Q2 2022	% change Q2 2023 to Q2 2022

Net profit	39,242	27,528	43%	19,428	13,318	46%
Income taxes	9,749	7,186	36%	4,826	3,477	39%
Financial items (net)	(96)	2,824	(103%)	(366)	1,596	(123%)
Operating profit (EBIT)	48,895	37,538	30%	23,888	18,391	30%
Effect of exchange rates	677	—		1,239	—
Operating profit (EBIT) at CER	49,572	37,538	32%	25,127	18,391	37%
Depreciation, amortisation and impairment losses	3,896	3,286	19%	2,177	1,636	33%
Effect of exchange rates	(10)	—		—	—
Depreciation, amortisation and impairment losses at CER	3,886	3,286	18%	2,177	1,636	33%
EBITDA at CER	53,458	40,824	31%	27,304	20,027	36%

Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through e.g. dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	H1 2023	H1 2022	Q2 2023	Q2 2022

Net cash generated from operating activities	58,391	47,547	28,577	23,961
Net cash used in investing activities	(15,932)	(6,107)	(9,285)	(4,200)
Net purchase of marketable securities	3,878	1,745	2,006	1,625
Repayment on lease liabilities	(800)	(460)	(525)	(229)
Free cash flow	45,537	42,725	20,773	21,157

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Financial Information
Company announcement No 52 / 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 10, 2023
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer